CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
April 8, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

Pharmaxis Ltd ABN 75 082 811 630 Quarterly Report to Shareholders Issue 22 January — March 2009 Cystic fibrosis is characterised by a vicious cycle of obstruction, infection and inflammation in the lungs, which is the primary cause of lung function loss and breathing difficulties.

pharmaxis

Producing human healthcare products to treat and manage respiratory diseases

Overview

Pharmaxis is a specialty pharmaceutical company with activities spanning product research & development through to manufacture, sales and marketing.

Our therapeutic interests include lung diseases such as cystic fibrosis, asthma, bronchiectasis and chronic obstructive pulmonary disease.

Our first product, Aridol, is now registered for sale in Australia, Europe and parts of Asia and is designed to assist in the management of both asthma and chronic obstructive pulmonary disease. Our second product, Bronchitol, is in final clinical trials as a new treatment for cystic fibrosis and chronic obstructive pulmonary diseases such as bronchiectasis.

Our research group is developing two new potential therapies for chronic and debilitating lung conditions such as asthma and pulmonary fibrosis.

Pharmaxis Product Development at March 2009



Clinical Trial Phases
Research
Preclinical
Phase 1
Phase 2
Phase 3
Registration
Market
Aridol – asthma (Aus/EU/Korea)
Aridol – asthma (USA)
Bronchitol – bronchiectasis (Aus)
Bronchitol – bronchiectasis (US/EU)
Bronchitol – cystic fibrosis (EU)
Bronchitol – cystic fibrosis (US)
Bronchitol – acute indications
PXS25 – lung fibrosis
PXS4159 – asthma

Quarterly Report to Shareholders | Issue 22

CEO Report Our objective is to build a profitable international pharmaceutical business operating in multiple jurisdictions and we are moving closer to that end. We have always planned to do this through the development of our own products, through innovation, and through collaborative partnerships. In keeping with this goal, we have brought Aridol to international markets and Bronchitol to the point where we have finished large Phase III clinical trials and filed a marketing application in Australia. In Aridol and Bronchitol we have valuable assets unencumbered by third party partnerships. Moreover, we have undertaken the manufacture of both Aridol and Bronchitol and this has allowed us full control of the product and to develop important intellectual property. We believe this is an important aspect of building a sustainable business. Behind Aridol and Bronchitol we have PXS25 now ready for clinical evaluation and PXS4159 moving through a rigorous set of preclinical safety studies. Pharmaceutical product development takes time and it can often seem frustratingly slow but it is essential that any product that is going to be administered to people throughout the world and sometimes for many years, is thoroughly evaluated — not only for its effectiveness but also for its safety. In the immediate term, an important business objective is to generate revenue from Aridol, our lung function test, through opening up new markets and developing existing markets. Additionally we are well placed to complete two Phase III clinical trials with Bronchitol in cystic fibrosis. The first of these trials is due to report shortly, and positive data should allow a marketing application to be submitted to the European Union. This report contains details for our progress for the first quarter of 2009. Alan D Robertson, Chief Executive Officer 2009 first quarter highlights · Last subject completes the first part of a Phase III trial into the effects of Bronchitol in adults and children with cystic fibrosis. · The submission of a New Drug Application to the U.S. FDA seeking approval to market Aridol in the United States. · Second Phase III trial into the role of Bronchitol in cystic fibrosis recruiting actively. · Aridol presented to international respiratory community at the American Academy of Allergy, Asthma and Immunology meeting in Washington, DC. Forthcoming Events · Data to be released from the Phase III cystic fibrosis clinical trial with Bronchitol · PXS25 to enter Phase I clinical testing program · Second Bronchitol Phase III trial in cystic fibrosis to complete enrolment CF clinical trial completed on schedule PXS25 to begin Phase I 8 April 2009

Corporate News Communication Pharmaxis is moving from a clinically focussed development company to a fully integrated operating business. This move has started with the marketing approvals of Aridol and will continue in more earnest as Bronchitol gets closer to the international marketplace. An important part of the business is communication with local and international stakeholders and interested parties. During the quarter, the science of the company was presented at the Western Society of Allergy, Asthma and Immunology meeting and also at the American Academy of Allergy, Asthma and Immunology meeting in Washington — which included a lively debate on the merits of Aridol versus the existing lung function challenge tests. In addition, the business of the company was presented to investors and analysts at the Credit Suisse Global Biotechnology, Biopharmaceuticals and Generics conference in Europe and also at the Cowen and Company Annual Healthcare Conference in the USA. Facilities The construction of the new purpose built Pharmaxis factory and company headquarters at 20 Rodborough Road, Frenchs Forest in Sydney is progressing on schedule. We expect the building and its fit out to be completed in April. After the manufacturing equipment has undergone the necessary validation work, Bronchitol manufacturing capacity will be increased to 40,000 patients per year with an option to double this capacity with the installation of additional equipment. The factory will be the subject of a 15 year lease agreement. Personnel The company has over 100 employees and has operations in Sydney, Australia; Philadelphia, in the USA; the midlands of the U.K. and in Shanghai, China. Recently, Howard Fox joined the company as Chief Medical Officer to join Brett Charlton, the Medical Director. Dr Fox has more than 15 years experience in the international pharmaceutical industry, the last ten of which has been in respiratory product development. He was most recently with Novartis as a Global Brand Medical Director and previously held the positions of Senior Clinical Research Physician and Principle Medical Expert for Novartis. Board of Directors The Board of Directors of the company are primarily responsible for strategic oversight. Recently Richard van den Broek joined the Board as an independent non executive Director. Richard is Managing Partner of HSMR Advisors, LLC, an investment fund focused on the biotechnology industry. From 2000 through 2003 he was a Partner at Cooper Hill Partners, LLC, an investment fund focused on the healthcare sector. Before that, Richard had a ten year career as a biotech analyst, starting at Oppenheimer & Co., then Merrill Lynch, and finally at Hambrecht & Quist. Richard is a graduate of Harvard University and is a Chartered Financial Analyst and brings another U.S. perspective to the board. International exposure for Pharmaxis New factory on schedule for April finish Medical team strengthened New Board member appointed Quarterly Report to Shareholders Issue 22

Clinical and Medical News Last subject completes Phase III CF trial There are currently only two products approved for the treatment of cystic fibrosis. One of those is an inhaled antibiotic and one is a drug designed to improve the flow properties of mucus in the cystic fibrosis lung. Bronchitol does not compete with either product and would be expected to be used in addition to these approved products. The combined sales of these two products in 2008 were A$1.1 billion (1USD = 1.45AUD). The Phase III trial involving 325 subjects commenced recruitment in April 2007 and reached its recruitment target in August 2008 and the very last subject had their last clinical visit in April 2009. This trial was designed with the assistance of the European Medicines Agency (EMEA) and Bronchitol has been given orphan drug designation in Europe. The advantages of orphan drug designation is 10 years exclusivity from the date of marketing authorisation and direct access to the centralised procedure for marketing review. The main purpose of the trial is to determine if Bronchitol provides an improvement in lung function when measured against an inactive placebo following administration to a subject twice a day for 6 months. For people living with cystic fibrosis, the progressive loss of lung function is one of the most difficult consequences of the disease. The trial took place across 40 clinical centres in Australia, New Zealand, the United Kingdom and Ireland and enrolled subjects aged 6 years and older who were variously affected by the disease; from mild through to severely affected. A positive improvement in lung function and an absence of serious adverse events will allow us to file a marketing application throughout Europe based on this trial. In that case, and with a favourable review, Bronchitol will become only the third new product ever to be approved for cystic fibrosis. Cystic fibrosis affects over 75,000 people world wide and is the most common life limiting genetic disorder. Enrolment commenced in second Phase III CF trial A second Phase III trial is being run to satisfy a U.S. FDA requirement for two pivotal Phase III trials before Bronchitol will be considered for marketing authorization review. The trial is seeking to recruit over 300 volunteers and involves more than 65 clinical centres in Argentina, the USA, France, Belgium, Canada, The Netherlands and Germany. The trial design is similar to the first Phase III trial above with the same primary objective of improving lung function. The trial is well into its recruitment phase and our objective is to have enrolment finished by the middle of 2009 and be in a position to have data from the trial during the first quarter of 2010. Bronchitol has been granted fast track designation by the FDA. The FDA’s Fast Track programs were designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. In addition, the programme allows Pharmaxis to submit parts of the marketing application ahead of completing the full two Phase III clinical studies. 1st CF trial closes after last patient visit Lung function is the primary determinant Second PIII CF 30% enrolled 8 April 2009

Bronchitol aims to repair the airway surface liquid and reduce the thickness of the mucus which should result in reduced lung damage, infection rate and obstruction, breaking the cycle that leads to respiratory failure. In addition to effects on lung function, the current clinical trials will examine the effects of Bronchitol on infection rate and inflammation. The ultimate goal, which is beyond the reach of the current clinical trials, is to reduce respiratory failure. That outcome, however, will require many years data collection after the drug is approved. Bronchitol long-term Phase III clinical trial in bronchiectasis A Phase III clinical trial evaluating the safety and efficacy of Bronchitol in people living with bronchiectasis completed in June of 2008 and reported in August 2008. In September of 2008 a marketing application was filed with the Australian regulatory authority (the TGA). The submission is now in review, however, the process is not expected to conclude until the third quarter of 2009. Australia has over 18,000 people living with bronchiectasis and indigenous children in Central Australia have the highest rates of bronchiectasis in the world. We continue to make the product available through the TGA administered Special Access Scheme and through similar individual named patient schemes throughout the world. Second Bronchitol Phase III trial in bronchiectasis A second Phase III trial in bronchiectasis is in the set up phase. This trial is designed to examine the effects of Bronchitol following twelve months treatment and has been discussed extensively with the U.S. FDA and the EMEA. This clinical trial aims to prove that people treated with Bronchitol will have fewer periods of acute sickness and require less hospitalisation than people not taking Bronchitol. The trial has been scheduled to commence during the second quarter of 2009. Quarterly Report to Shareholders Issue 22 The CF lung deterioration spiral Bronchitol Phase III being set up Bronchitol under TGA review Respiratory failure Infection Inflammation Lung damage Obstruction Abnormalities in ion transport Genetic defect Reduced airway surface liquid Increased adherence of bacteria Thick mucus Several connected mechanisms explain the susceptibility of the CF lung to infection

Marketing and Regulatory Activities Aridol is now being marketed in Australia and throughout Scandinavia, Denmark, The Netherlands, Greece, Portugal, Switzerland and the United Kingdoms. We expect to add Spain and Italy to this list during the forthcoming quarter. Aridol is proving to be popular amongst the pulmonary testing labs and the respiratory specialist and we are working to ensure it becomes the test of choice in the future. Our objective now is to stimulate market growth. The marketing application for the USA was submitted electronically to the FDA at the end of February. By the end of April, the FDA will advise us if the application is in order to permit a substantive review and a timetable for that review. Following market approval by the Korean FDA, Aridol has been acknowledged by the Health Technology Assessment Committee as a significant new technology and that Aridol is effective for both the diagnosis and management of asthma. This official ruling has been published. A pharmacoeconomic dossier is in the process of being submitted and a decision is expected in June. In the meantime, our distributor is promoting Aridol on a non-reimbursed basis and first sales were recorded this quarter. Early Stage Research Activities PXS25 inhibits a key enzyme involved in the conversion of inactive Tissue Growth Factor (TGF) to active TGF. TGF is critical for the development of fibrotic disorders and our clinical focus is the lung. Phase 1 clinical studies of PXS25 are being scheduled and first exposure to humans will be during the forthcoming quarter. Financial Overview of the Quarter At 31 March 2009 Pharmaxis had $86 million in cash. During the quarter, capital expenditure in relation to our new facility was approximately $3.7 million and we also received a previously negotiated lease rental incentive of $3.6 million as a contribution to the fitout. The remaining $2.5 million of facility related expenditure is expected to be incurred before the end of the financial year. For the March 2009 quarter, Aridol sales of A$144,000 compared to A$136,000 in 2008. Interest income of $927,000 earned on commercial bills issued or accepted by the four larger Australian banks, compares to $2.1 million in 2008, reflecting lower interest rates and a lower balance of funds invested. Research and development expenditure of A$7.2 million for the March 2009 quarter compares to A$4.4 million in the March 2008 quarter, and A$7.6 million in the December 2008 quarter. Expenditure on clinical trials and regulatory filings account for the changes. Commercial expenditure of A$1.4 million compares to A$1.2 million in the March 2008 quarter and A$1.5 million in the December 2008 quarter. Administration expenditure of A$1.3 million compares to A$1.3 million in the March 2008 quarter and A$1.6 million in the December 2008 quarter. 8 April 2009 Aridol supplied to new European countries PXS25 Phase I trials to commence Expenditure again dominated by clinical research

Contact Details Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting David McGarvey, Chief Financial Officer. Telephone: +612 9454 7200 david.mcgarvey@pharmaxis.com.au Pharmaxis Ltd ABN 75 082 811 630 2/10 Rodborough Road Frenchs Forest NSW 2086 Quarterly Report to Shareholders Issue 22 Financial Statement Data — Unaudited (International Financial Reporting Standards) (‘000 except per share data) Income Statement Data Three months ended Nine months ended 31-Mar-09 31-Mar-08 31-Mar-09 31-Mar-09 31-Mar-08 31-Mar-09 A$ A$ US$(1) A$ A$ US$(1) Revenue from sale of goods 144 136 99 453 330 311 Cost of sales (35) (30) (24) (113) (82) (78) Gross profit 109 106 75 340 248 233 Interest 927 2,108 637 4,584 5,169 3,151 Other income 132 689 90 276 923 190 Expenses Research & development 7,193 4,370 4,944 20,780 14,010 14,282 Commercial 1,449 1,154 996 4,339 3,105 2,982 Administration 1,336 1,321 918 4,258 3,785 2,927 Total expenses 9,978 6,845 6,858 29,377 20,900 20,191 Loss before income tax (8,810) (3,942) (6,056) (24,177) (14,560) (16,617) Income tax expense (1) 2 (1) 27 18 19 Loss for the period (8,809) (3,944) (6,055) (24,204) (14,578) (16,636) Basic and diluted earnings (loss) per share — $ (0.045) (0.020) (0.031) (0.124) (0.078) (0.086) Depreciation & amortisation 271 253 186 789 772 542 Fair value of options issued under employee plan 650 923 447 1,801 2,604 1,238 Balance Sheet Data As at 31-Mar-09 30-Jun-08 31-Mar-09 A$ A$ US$(1) Cash and cash equivalents 85,832 111,842 58,992 Plant & equipment 18,128 3,668 12,459 Total assets 107,457 125,049 73,855 Net assets 96,767 119,121 66,508 Cash Flow Data Three months ended Nine months ended 31-Mar-09 31-Mar-08 31-Mar-09 31-Mar-09 31-Mar-08 31-Mar-09 A$ A$ US$(1) A$ A$ US$(1) Cash flows from operating activities (4,515) (4,363) (3,066) (16,343) (16,674) (11,233) Cash flows from investing activities (3,655) (275) (2,514) (9,742) (2,826) (6,696) Cash flows from financing activities — 31 — 11 59,571 8 Net increase (decrease) in cash held (8,170) (4,607) (5,580) (26,074) 40,071 (17,921) Share Data Ordinary Shares(2) As at 31-Mar-09 30-Jun-08 Ordinary shares on issue 194,537 194,515 Options over ordinary shares outstanding 13,602 11,536 Notes: (1) Convenience translation into U.S. dollars from Australian dollars based upon rate on 31 March 2009. (2) Pharmaxis ordinary shares are traded on the Australian Securities Exchange (PXS) and our ADRs are traded on the Nasdaq Global Market (PXSL). One Pharmaxis ADR represents 15 Pharmaxis ordinary shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: April 8, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer